Exhibit 99.1

Collective Mining Intersects 467.35 Metres at 1.63 g/t AuEq from 170.10 Metres at Apollo and Expands the System to the Southeast

•	Five diamond drill holes targeting various undrilled segments of the brecciated portion of Apollo from surface to 1,000 metres depth, intersected broad zones of mineralization with key highlights including:
•	261.35 metres @ 1.63 g/t gold equivalent from 432.90 metres including 43.80 metres @ 4.55 g/t gold equivalent (APC144-D1)
•	467.35 metres @ 1.63 g/t gold equivalent from 170.10 metres including 48.10 metres @ 3.02 g/t gold equivalent (APC142-D2)
•	A directional mother hole drilled outside the main brecciated portion of the Apollo system intersected near surface mineralization in the Hanging Wall Vein Zone approximately 200 metres south of prior intercepts into this zone, returning:
•	19.40 metres @ 1.55 g/t gold equivalent from 39.60 metres (APC-142D)
•	At the Plutus target, located approximately one kilometre east of Apollo, a reconnaissance drill hole located in an area with no prior drilling has discovered a lower grade porphyry system beginning from surface, intersecting:
•	127.20 metres @ 0.41 g/t gold equivalent from surface consisting of 0.21 g/t Au, 0.11% Cu, 5 g/t Ag, 0.003% Mo (PNC-8)

TORONTO, Dec. 30, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assays results for ten diamond drill holes at the Guayabales project. Six holes were designed to test the Apollo system ("Apollo") while the remaining four holes tested greenfield targets across the rest of the project area, which resulted in the discovery of outcropping lower grade porphyry mineralization at the Plutus target ("Plutus"). The Company's flagship discovery is the Apollo system and is classified geologically as a large, partially Reduced Intrusion Related System enriched in gold, silver, copper and tungsten. Drilling to date at Apollo has outlined continuous mineralization from surface to more than 1,400 vertical metres and is open along strike to the north and at depth. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

To date, Collective has completed 155,500 metres of diamond drilling across the Guayabales and San Antonio projects, including 108,500 metres at Apollo. The Company intends to drill between 80,000-100,000 metres in 2026 with a maximum of 14 diamond drill rigs operating at any one time. Multiple high-priority holes remain in the lab, with additional assay results anticipated in the near term.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned, aggressive 2026 program.

Ari Sussman, Executive Chairman, commented: "These latest results underscore the remarkable scale and continuity of the Apollo system, with strong infill drilling enhancing our internal block model and extending mineralization in key areas. The intersection of the Hanging Wall Vein Zone in a step-out hole and the new porphyry-style discovery at Plutus further highlights the district-scale potential of the Guayabales Project. With substantial cash on hand and an expanding fleet of drill rigs, we are well positioned to deliver significant value through continued aggressive exploration in 2026."

Details (see Table 1 and Figures 1,2 and 4)

Five directional holes collared from mother holes APC-142D and APC-144D were drilled from the southwest and northeast respectively and targeted various gaps in the Company's internal block model within the top 1,000 metres of the Apollo system. Results from this drilling have either improved the block model grades, extended the mineralized volume into areas with no prior drilling or upgraded confidence in the estimation.

Drill holes collared from mother hole APC-142D at Pad 31 directed to the southwest cut long continuous intervals of mineralization, including multiple higher-grade zones and added volume to the internal block model by infilling various gaps with results as follows:

•	591.85 metres @ 1.08 g/t gold equivalent from 59.15 metres (APC142-D1) including
•	13.05 metres @ 2.64 g/t gold equivalent from 59.15 metres
•	25.15 metres @ 3.31 g/t gold equivalent from 110.20 metres
•	10.65 metres @ 3.24 g/t gold equivalent from 184.75 metres
•	15.95 metres @ 2.25 g/t gold equivalent from 337.90 metres
•	42.95 metres @ 2.40 g/t gold equivalent from 520.00 metres
•	467.35 metres @ 1.63 g/t gold equivalent from 170.10 metres (APC142-D2) including
•	26.20 metres @ 3.10 g/t gold equivalent from 170.10 metres
•	33.75 metres @ 3.11 g/t gold equivalent from 251.95 metres
•	18.25 metres @ 3.03 g/t gold equivalent from 341.70 metres
•	48.10 metres @ 3.02 g/t gold equivalent from 419.00 metres
•	28.45 metres @ 3.04 g/t gold equivalent from 528.45 metres
•	390.70 metres @ 1.28 g/t gold equivalent from 135.75 metres (APC142-D3) including
•	26.30 metres @ 2.23 g/t gold equivalent from 186.00 metres
•	22.75 metres @ 2.77 g/t gold equivalent from 381.40 metres
•	23.95 metres @ 2.89 g/t gold equivalent from 475.60 metres

Holes collared from mother hole APC-144D at Pad 18 were drilled in a northeastern direction and have locally extended (horizontally) the volume of the mineralized Apollo breccia body within the southwest margin and also hosted multiple higher-grade subzones with the following results highlighted:

•	261.35 metres @ 1.63 g/t gold equivalent from 432.90 metres (APC144-D1) including
•	43.80 metres @ 4.55 g/t gold equivalent from 441.50 metres
•	8.05 metres @ 3.15 g/t gold equivalent from 514.75 metres
•	15.40 metres @ 3.24 g/t gold equivalent from 538.00 metres
•	178.80 metres @ 1.21 g/t gold equivalent from 314.60 metres (APC144-D2) including
•	6.70 metres @ 3.17 g/t gold equivalent from 314.60 metres
•	6.10 metres @ 3.39 g/t gold equivalent from 357.40 metres

APC-142D is a mother hole drilled southwestwards from Pad 31 and unexpectedly intersected the recently discovered Hanging Wall Vein Zone approximately 100 metres to the east and outside of the brecciated portion of Apollo. Additionally, this intercept also cut mineralization approximately 250 metres southwest of the previous Hanging Wall Vein Zone intercepts announced on December 9, 2025 as follows:

•	19.40 metres @ 1.55 g/t gold equivalent from 39.60 metres (APC-142D)
•	and 3.60 metres @ 2.24 g/t gold equivalent from 129.10 metres
•	and 3.00 metres @ 2.35 g/t gold equivalent from 137.40 metres

Table 1: Assays Results for Apollo Drill Holes APC-142D, APC142-D1, APC142-D2, APC142-D3, APC144-D1 and APC144-D2

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC-142D	39.60	59.00	19.40	1.00	40	0.01	0.05	1.55
and	129.10	132.70	3.60	2.12	10	0.02	0.08	2.24
and	137.40	140.40	3.00	2.15	13	0.02	0.22	2.35
APC142-D1	59.15	651.00	591.85	0.90	10	0.03	0.05	1.08
Incl.	59.15	72.20	13.05	2.27	26	0.02	0.20	2.64
& Incl.	110.20	135.35	25.15	3.19	13	0.02	0.05	3.31
& Incl.	184.75	195.40	10.65	2.97	20	0.07	0.03	3.24
& Incl.	337.90	353.85	15.95	1.99	15	0.03	0.24	2.25
& Incl.	520.00	562.95	42.95	2.27	9	0.03	0.13	2.40
APC142-D2	170.10	637.45	467.35	1.40	14	0.04	0.11	1.63
Incl.	170.10	196.30	26.20	2.82	20	0.05	0.09	3.10
& Incl.	251.95	285.70	33.75	2.78	22	0.05	0.15	3.11
& Incl.	341.70	359.95	18.25	2.94	10	0.03	0.03	3.03
& Incl.	419.00	467.10	48.10	2.81	15	0.04	0.16	3.02
& Incl.	528.45	556.90	28.45	2.70	22	0.03	0.29	3.04
APC142-D3	135.75	526.45	390.70	1.03	14	0.04	0.11	1.28
Incl.	186.00	212.30	26.30	2.03	14	0.04	0.05	2.23
& Incl.	381.40	404.15	22.75	2.43	21	0.05	0.21	2.77
& Incl.	475.60	499.55	23.95	2.40	27	0.08	0.35	2.89
APC144-D1	432.90	694.25	261.35	1.40	16	0.04	0.06	1.63
Incl.	441.50	485.30	43.80	4.23	27	0.03	0.07	4.55
& Incl.	514.75	522.80	8.05	2.40	44	0.08	0.36	3.15
& Incl.	538.00	553.40	15.40	3.03	18	0.03	0.07	3.24
APC144-D2	314.60	493.40	178.80	1.04	10	0.03	0.13	1.21
Incl.	314.60	321.30	6.70	3.00	12	0.02	0.21	3.17
& Incl.	357.40	363.50	6.10	2.90	26	0.05	0.55	3.39

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.017 x 0.85) + (Cu (%) x 1.14 x 0.95) + (Zn (%) x 0.31 x 0.85) utilizing metal prices of Au - US$3,000/oz, Ag - US$50/oz, Cu - US$5.0/lb and Zn - US$1.35/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024 and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are between 60%-100% of the total length and grades are uncut.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View and Section Highlighting Drill Hole Results from 1,500MASL Targeting Gaps in the Internal Block Model (CNW Group/Collective Mining Ltd.)

Greenfield Targets (See Table 2 and Figure 3 and 4)

Four holes were drilled into various targets at the Guayabales Project and all intersected lower grade mineralization beginning near surface with details below.

Plutus North Lower Grade Porphyry Discovery

Hole PNC-8 was drilled northeast from PPad 4 to test a gravity high anomaly and intersected porphyry-style mineralization consisting of chalcopyrite, chalcocite, molybdenite, pyrite and quartz veinlet stockwork associated with potassic alteration. The mineralization commenced from surface with assay results as follows:

•	127.20 metres @ 0.41 g/t gold equivalent from surface (0.21 g/t Au, 0.11% Cu, 5 g/t Ag, 0.003% Mo)

Follow up surface mapping designed to expand the newly discovered mineralization will be undertaken in early 2026 ahead of any potential follow up drilling.

Other Targets

Drilling at two other targets intersected near surface, low grade sheeted veinlets with details below.

APC-138 was drilled to the northeast from Pad 27 (south of the Apollo system) to test a coincidental geochemical and gravity high anomaly. The hole intercepted shallow and low-grade mineralization as follows:

•	45.10 metres @ 0.36 g/t gold equivalent from 9.75 metres downhole and
•	1.70 metres @ 10.80 g/t gold equivalent from 244.55 metres downhole

Drill holes APC-45 and APC-48 were drilled to the south from Pad 32 (located north of the Apollo system) and were designed to test coincidental geochemical and gravity anomalies. Both holes cut low grade mineralization from shallow depths with results below:

•	46.40 metres @ 0.30 g/t gold equivalent from 73.00 metres (APC-145) and
•	6.65 metres @ 1.46 g/t gold equivalent from 264.65 metres
•	55.65 metres @ 0.45 g/t gold equivalent from 17.50 metres (APC-148) including
•	6.40 metres @ 1.37 g/t gold equivalent from 117.60 metres

Table 2: Assays Results for Greenfield Targets Drilled at the Guayabales Project, Including PNC-8 into the Plutus Target

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
PNC-8	0.80	128.00	127.20	0.21	5	0.11	0.003	0.41
APC-138	9.75	54.85	45.10	0.30	3	0.02	-	0.36
and	244.55	246.25	1.70	0.05	722	0.48	-	10.80
APC-145	73.00	119.40	46.40	0.19	5	0.04	0.001	0.30
and	264.65	271.30	6.65	1.35	10	0.01	-	1.46
APC-148	17.50	73.15	55.65	0.15	16	0.04	0.007	0.45
Incl.	117.60	124.00	6.40	1.28	8	0.01	-	1.37

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.017 x 0.85) + (Cu (%) x 1.14 x 0.95) + (Mo (%) x 4.57 x 0.85) utilizing metal prices of Au - US$3,000/oz, Ag - US$50/oz, Cu - US$5.0/lb and Mo - US$20/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Mo. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024 and October 3, 2024. The recovery rate assumption for molybdenum is speculative as limited metallurgical work has been completed to date. True widths are between 60%-100% of the total length and grades are uncut.

Figure 3: Plan View of the Plutus Target Outlining the New Outcropping Porphyry Discovery Made in Drill Hole PNC-8 (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo System and Plutus Target (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 30-DEC-25